UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Results of Annual Shareholders’ Meeting

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 3, 2021--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (“Sierra Wireless” or the “Company”) is pleased to announce the results from its annual general meeting of shareholders (“Shareholders”) held on June 2, 2021 (the “Meeting”).

Results of the Meeting

All of the eleven nominees proposed by management for election to the Board at the Meeting and listed in the Company’s Management Information Circular dated April 28, 2021 (the “Circular”) were elected to the Board. The directors will remain in office until the next annual meeting of Shareholders, or until their successors are elected or appointed.

The results of the vote on the election of directors are as follows:

Director	Votes in Favour		Votes Withheld
	Number of Votes	Percentage (%)	Number of Votes	Percentage (%)
Robin A. Abrams	19,684,225	96.91%	627,400	3.09%
James R. Anderson	20,079,133	98.86%	232,492	1.14%
Karima Bawa	19,862,453	97.79%	449,172	2.21%
Russell N. Jones	19,898,582	97.97%	413,043	2.03%
Thomas K. Linton	19,934,401	98.14%	377,224	1.86%
Martin D. Mc Court	20,077,284	98.85%	234,341	1.15%
Lori M. O’Neill	19,622,877	96.61%	688,748	3.39%
Thomas Sieber	19,675,464	96.87%	636,161	3.13%
Kent P. Thexton	19,914,282	98.04%	397,343	1.96%
Mark Twaalfhoven	19,935,723	98.15%	375,902	1.85%
Gregory L. Waters	20,075,580	98.84%	236,045	1.16%

The other items of business at the Meeting were to (i) appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration of the auditors; (ii) approve certain amendments to the Company’s 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements thereunder; (iii) approve certain amendments to the Company’s Amended and Restated 1997 Stock Option Plan; and (iv) approve an advisory resolution to accept the Company’s approach to executive compensation.

By resolution passed by way of ballot, the Shareholders approved the reappointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year, as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
24,910,144	98.88%	282,992	1.12%

By resolution passed by way of ballot, the Shareholders approved certain amendments to and all of the unallocated entitlements under the Company’s 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU Plan”), as more particularly described in the Company’s Management Information Circular dated April 28, 2021 (the “Circular”), as follows:

Votes For	% Votes For	Votes Against	% Votes Against
15,465,660	76.14%	4,845,965	23.86%

By resolution passed by way of ballot, the Shareholders approved certain amendments to the Company’s Amended and Restated 1997 Stock Option Plan (the “Option Plan”), as more particularly described in the Circular, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
18,854,154	92.82%	1,457,471	7.18%

By resolution passed by way of ballot, the Shareholders approved a non-binding resolution approving the compensation of the Company’s named executive officers, as follows:

Votes For	% Votes For	Votes Against	% Votes Against
18,766,235	92.39%	1,545,389	7.61%

No other business was voted upon at the Meeting.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Media Contact:
Louise Matich
+1 (236) 979-2158
pr@sierrawireless.com

Investor Contact:
David Climie
+1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 03, 2021